EXHIBIT 99.1

Almaden appoints Dr. John Thomas as Vice President, Project Development, to oversee detailed engineering and construction of the Ixtaca Gold/Silver Deposit, Mexico

VANCOUVER, British Columbia, Sept. 09, 2019 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to announce the appointment of Dr. John Thomas to the position of Vice President, Project Development. In this role as an officer of the Company, and contingent upon permitting and project financing, Mr. Thomas will be responsible for pre-development engineering and construction of the Ixtaca Project.

Dr. Thomas is a professional engineer, and holds a BSc, an MSc and a PhD in chemical engineering from the University of Manchester in the United Kingdom. He also received a diploma in accounting and finance from the U.K. Association of Certified Accountants. He has 46 years of experience in the mining industry, including both base metal and precious metal projects in several countries including Brazil, Venezuela, Costa Rica, Russia, Kazakhstan, Canada and Zambia. His experience covers a wide range of activities in the mining industry from process development, management of feasibility studies, engineering and management of construction, and operation of mines. He served as VP Projects for Atlantic Gold for six years during which time he acted as a Qualified Person under NI 43-101 for the construction of the Moose River Consolidated Mine.

J.D. Poliquin, chairman of Almaden stated, “John has been consulting to Almaden for many months, and we are pleased to welcome him in a permanent position. Pending the successful outcome of permitting and project financing, John’s focus at Almaden will be to repeat his recent success at Atlantic Gold, by bringing the Ixtaca project into production on time and on budget. We look forward to his contribution to our growing construction and operations team.”

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Forward Looking Statements

Neither the Toronto Stock Exchange (TSX) nor the NYSE American have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are “forward-looking information” or “forward-looking statements” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding the outcome of legal actions, disclosure regarding the Ixtaca project permitting process, and disclosure regarding potential project financing, and is based on assumptions about future economic conditions and courses of action; the timing and costs of future activities on the Company’s properties, including but not limited to development and operating costs in the event that a production decision is made; success of exploration, development and environmental protection and remediation activities; permitting time lines and requirements; requirements for additional capital; the potential effect of proposed notices of environmental conditions relating to mineral claims; planned exploration and development of properties and the results thereof; planned expenditures and budgets and the execution thereof. In certain cases, in preparing the Forward-Looking Information in this news release, the Company has applied several material assumptions, including, but not limited to, that the Government of Mexico will continue to take the same positions with respect to mineral tenure in any appeal as it did before the lower court, any additional financing needed will be available on reasonable terms; the exchange rates for the U.S., Canadian, and Mexican currencies will be consistent with the Company’s expectations; the taxation policies which will apply to the Ixtaca Project will be consistent with the Company’s expectations, that the current exploration, development, environmental and other objectives concerning the Ixtaca Project can be achieved and that its other corporate activities will proceed as expected; that the current price and demand for gold and silver will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner, that third party contractors and equipment, including the Rock Creek mill, will be available and operate as anticipated, and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Ixtaca Project will be obtained in a timely manner and on acceptable terms; the continuity of the price of gold and silver, economic and political conditions and operations. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, risks related to the availability of financing on commercially reasonable terms and the expected use of proceeds; operations and contractual obligations; changes in exploration programs based upon results of exploration; changes in estimated mineral reserves or mineral resources; future prices of metals; availability of third party contractors; availability of equipment; failure of equipment to operate as anticipated; failure of the Rock Creek Mill to arrive on site or operate as expected; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry; environmental risks, including environmental matters under Mexican rules and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title; community relations; delays in obtaining governmental approvals or financing; fluctuations in mineral prices; the Company’s dependence on one mineral project; the nature of mineral exploration and mining and the uncertain commercial viability of certain mineral deposits; the Company’s lack of operating revenues; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; currency fluctuations; changes in environmental laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; risks related to dependence on key personnel; estimates used in financial statements proving to be incorrect; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/